UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

Commission file number 001-14540

Deutsche Telekom AG
(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,
53113 Bonn,
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐No ☒

    This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-157796, and the registration statement on Form S-8, File No. 333-106591, and into each respective prospectus that forms a part of those registration statements.

  Defined Terms and Contact Information

 The term “Report” refers to this Report on Form 6-K. Deutsche Telekom AG is a stock corporation organized under the laws of the Federal Republic of Germany. As used in this Report, unless the context otherwise requires, the term “Deutsche Telekom” refers to Deutsche Telekom AG and the terms “we,” “us,” “our,” “Group” and “the Company” refer to Deutsche Telekom and, as applicable, Deutsche Telekom and its direct and indirect subsidiaries as a group. Our registered office is at Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, telephone number +49-228-181-0. Our agent for service of process in the United States is Deutsche Telekom, Inc., 14 Wall Street, Suite 6B, New York, NY 10005.

Forward-Looking Statements

This Report contains forward-looking statements that reflect the current views of our management with respect to future events and results, including statements contained under “Outlook” as well as dividend guidance and other information relating to expectations or targets for revenue or other performance measures. Forward-looking statements generally are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “plans,” “will,” “will continue,” “seeks,” “targets,” “goals,” “outlook”, “should” and similar expressions. Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among other factors: the development of demand for our fixed and mobile telecommunications services, particularly for new, higher value service offerings; changes in general economic and business conditions, including the significant economic decline currently underway, in the markets in which we and our subsidiaries and associated companies operate; ongoing instability and volatility in worldwide financial markets; competitive forces, including pricing pressures, technological changes and alternative routing developments; regulatory actions and the outcome of disputes in which the Company is involved or may become involved; the pace and cost of the rollout of new services, which may be affected by the ability of suppliers to deliver equipment and other circumstances beyond our control; public concerns over health risks putatively associated with wireless frequency transmissions; risks associated with integrating our acquisitions; the development of asset values in Germany and elsewhere, the progress of our debt reduction and liquidity improvement initiatives; the development of our cost control and efficiency enhancement initiatives, including the areas of procurement and personnel reductions; risks and uncertainties relating to benefits anticipated from our international expansion, particularly in the United States; the progress of our domestic and international investments, joint ventures and alliances; our ability to gain or retain market share in the face of competition; our ability to secure and retain the licenses needed to offer services; the effects of price reduction measures and our customer acquisition and retention initiatives; the availability, term and deployment of capital, particularly in view of our debt refinancing needs, actions of the rating agencies and the impact of regulatory and competitive developments on our capital outlays; the progress of our workforce adjustment initiatives and outcome of labor negotiations; and changes in currency exchange rates and interest rates. Additionally, we periodically assess our goodwill and other long-term intangibles and tangible assets for indications of impairment by monitoring, among other things, changes in competitive conditions, expectations of growth in the industry, and changes in market and other factors, any of which could result in a risk of additional impairment charges. If these or other risks and uncertainties (including those described in “Forward-Looking Statements,” “Item 3. Key Information – Risk Factors” and elsewhere in our most recent Annual Report on Form 20-F for the year ended December 31, 2008 filed with the U.S. Securities and Exchange Commission) materialize, or if the assumptions underlying any of these statements prove incorrect, our actual results may be materially different from those expressed or implied by such statements.

World Wide Web addresses contained in this Report are for explanatory purposes only and they (and the content contained therein) do not form a part of, and are not incorporated by reference into, this Report.

The following table shows the ratios of earnings to fixed charges for Deutsche Telekom, which are computed based on financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the period ended March 31, 2009 and the years ended December 31, 2008, 2007, 2006, 2005 and 2004.

Deutsche Telekom AG
Computation of Ratio of Earnings to Fixed Charges, IFRS
(Amounts in million Euros, except for ratio of earnings to fixed charges)

	Three months ended March 31,	For the year ended December 31,
	2009	2008	2007	2006	2005	2004
Pre-tax income (loss) from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees	(501)	3,831	2,417	2,606	6,084	3,667
Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	867	3,384	3,175	3,156	3,145	3,945
Estimated interest portion of rents	168	670	597	542	534	448
	1,035	4,054	3,772	3,698	3,679	4,393
Pre-tax income (loss) from continuing operations before adjustment for minority interest in consolidated subsidiaries or loss from equity investees plus fixed charges	534	7,885	6,189	6,304	9,763	8,060
Ratio of earnings to fixed charges	(1)	1.9	1.6	1.7	2.7	1.8

(1) Due to the loss in the three-month period ended March 31, 2009, the ratio coverage was less than 1:1. Deutsche Telekom would have needed to generate additional earnings of EUR 501 million to achieve coverage of 1:1 in the period ended March 31, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Member of the Management Board for Southern and Eastern Europe

Date:  June 15, 2009